4960 Conference Way North, Suite 100
Boca Raton, Florida 33431
May 22, 2009
Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3010

Re:	Bluegreen Corporation Form 10-K for the year ended December 31, 2008 Filed on March 16, 2009 Preliminary Proxy Statement on Schedule 14A Filed on April 15, 2009 File No. 001-09292
Dear Mr. Bonilla:
          This letter is in response to comments of the Staff regarding the above-referenced filings, provided in your letter to me dated May 8, 2009.
          Set forth below are the responses of Bluegreen Corporation (the “Company”) to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in your letter.
Form 10-K for the Year Ended December 31, 2008
Item 1. Business
General
1. We note your disclosure under the Trademarks subheading on the preceding page and elsewhere in your filing of several registration marks associated with your business that appear to be important to your competitive position in the industry. Please refer to Item 101(c)(1)(iv) of Regulation S-K. To the extent material to your business, provide this disclosure in future filings and tell us how you plan to comply.

Mr. Jorge Bonilla
May 22, 2009

          The Company lists its and its affiliates’ trademarks, service marks and other registered marks under the Trademarks subheading in its Form 10-K solely to protect the marks based on the Company’s belief that, under applicable intellectual property law, the use of such marks without disclosure of the protected nature thereof may cause the marks to be impaired. However, the Company does not believe that these marks are material to the Company’s business so as to require disclosure under Item 101(c)(1)(iv) of Regulation S-K. If, in the future, the Company determines that any of these marks are material to the Company’s business, the Company will disclose such information, as well as all other applicable information required by Item 101(c)(1)(iv) of Regulation S-K, in the Business section of the Company’s Form 10-K.
Company Products and Services
2. In the tables on pages 10 through 15 for each of your material core resorts and communities, please disclose the nature of your title to, or other interest in, such properties and the nature and amount of any material liens or encumbrances against such properties. Provide this disclosure in future filings and tell us how you plan to comply.
          The Company’s business operations include the development and acquisition of resorts that are sold to consumers as vacation ownership interests (“VOIs”). As soon as practicable after the Company sells a VOI to a consumer, the deed of the VOI is placed into an independent, third-party trust for the benefit of the consumer. Additionally, while in certain instances the Company funds its acquisition and/or development of resorts through third party loans, these loans are generally repaid concurrent with the sale of the VOI which serves as collateral for the loan through agreed-upon release payments. Accordingly, the amount and percentage of resorts and VOIs which the Company holds title to, as well as the amount of VOIs that secure any acquisition and development debt of the Company, decreases over time as VOIs are sold.
          The Company notes that it defines “Core Resorts” on page 2 of its Form 10-K as follows: “resorts where we developed or acquired a significant number of VOIs associated with the resorts, even if substantially all of the VOIs in the property have been sold to consumers.” However, in future filings, the Company will revise its disclosure as follows to specifically disclose and clarify elsewhere in the document that its “Core Resorts” include resorts that were originally acquired or developed by the Company, regardless of the Company’s continuing ownership percentage in the property:
          The Company Products and Services subsection of the Business section, page 6:
          “Bluegreen Resorts
Set forth below is a description of each of our core vacation ownership resorts. We consider resorts as “core” if we acquired or developed a significant number of VOIs in the resorts, even if substantially all of the VOIs in the property have been sold to consumers and, accordingly, we do not continue to hold title to a majority of the resort. We are presenting this information to provide a general description

Mr. Jorge Bonilla
May 22, 2009

of the core resorts that are available for use by members of the Bluegreen Vacation Club. Units at most of the properties have amenities typically including a full kitchen, two televisions, a DVD and a CD player, fireplaces, whirlpool tubs, and video game systems. Most properties offer guests a clubhouse (with an indoor or outdoor pool, a game room, exercise facilities and a lounge) and a hotel-type staff. We manage all of our owned resorts, either directly or through a subcontract.”
The Company Products and Services subsection of the Business section, page 10:
“The following table describes the relative size and stage of development of, as well as the amount and the estimated sales value of our remaining, unsold inventory at, each of our core resorts. Although all inventory is sold as VOIs, we disclose the size and inventory information in terms of number of vacation homes for ease of comparability between our resorts and those of other companies in the industry. “Vacation homes” are individual lodging units (e.g., condominium-style apartments, town homes, cabins, luxury campsites, etc.).”
          The Company also notes that it discloses in its Form 10-K the resorts where unsold VOI inventory collateralizes the Company’s various debt obligations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, including in the Liquidity and Capital Resources subsection thereof, as well as in the Notes to Consolidated Financial Statements. The Company will continue to include this disclosure in future filings for so long as there are any material liens or encumbrances against its properties.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities
3. Please describe any material limitations in your existing credit facilities which restrict your ability to pay dividends. Refer to Item 201(c)(1) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply. To the extent you believe the limitations are not material, please tell us.
          Only the documents governing the Company’s junior subordinated debentures and one of the Company’s credit facilities contain provisions which may limit the Company’s ability to pay dividends in the future. The first restricts the Company’s ability to pay dividends if an event of default occurs, and the second limits the amount of annual dividends which the Company may pay to an amount not in excess of 50% of the Company’ then-current earnings. The Company does not currently believe that either restriction will materially limit the Company’s ability to pay dividends in the future. However, the Company will include the following disclosure in its future filings:
“Certain of our credit facilities contain terms which might limit the payment of cash dividends on our common stock and our ability to repurchase shares in the

Mr. Jorge Bonilla
May 22, 2009

event of default and which limit the amount of dividends the Company may pay in any annual period; however, we do not currently believe that any such restrictions are likely to be triggered so as to materially limit our ability to pay cash dividends on our common stock or our ability to repurchase shares for the foreseeable future.”
          The Company would also note the following disclosure, which is contained in the Liquidity and Capital Resources subsection of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its Form 10-K on page 58 (emphasis added):
“Our levels of debt and debt service requirements have several important effects on our operations, including the following: (i) our significant cash requirements to service debt reduce the funds available for operations and future business opportunities and increase our vulnerability to adverse economic and industry conditions, as well as conditions in the credit markets, generally; (ii) our leverage position increases our vulnerability to economic and competitive pressures; (iii) the financial covenants and other restrictions contained in indentures, credit agreements and other agreements relating to our indebtedness require us to meet certain financial tests and restrict our ability to, among other things, borrow additional funds, dispose of assets, make investments or pay cash dividends on or repurchase preferred or common stock; and (iv) our leverage position may limit funds available for working capital, capital expenditures, acquisitions and general corporate purposes.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 57
4. We note your disclosure in this section and on page 28 regarding the maturation of certain of your material debt obligations. We also note your disclosure throughout the Form 10-K regarding the disruptions in the credit markets and unavailability of financing and your disclosure regarding an increase in uncollectible notes receivables. In your disclosure on page 65 you indicate that you intend to rely on new borrowings and anticipated future sales of notes receivables in order to satisfy your contractual obligations and liquidity requirements. Please consider expanding your disclosure to discuss the impact on your business if you are unable to renew, extend or refinance your borrowings or unable to sell your notes receivables at anticipated levels in order to satisfy your contractual obligations or liquidity requirements. Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure. Please also expand your disclosure in future filings to discuss alternatives for satisfying your capital needs and commitments. Please tell us how you expect to expand your disclosure

Mr. Jorge Bonilla
May 22, 2009

accordingly in future filings. Please refer to Item 303(a)(1) of Regulation S-K. We may have further comments.
          In accordance with Item 303(a)(1) of Regulation S-K, the Company disclosed in its Form 10-K and in its Form 10-Q for the quarter ended March 31, 2009 that it “has a material amount of debt maturing or requiring partial repayment in 2009.” The Company indicated its intent to seek to “renew, extend or refinance” its debt. It further disclosed that if it is unable to do so, it may seek to “raise additional debt or equity financing in the future to fund operations or repay debt.” The Company also disclosed that the “issuance of common stock or securities convertible into its common stock” would be “highly dilutive to existing shareholders” in light of the current trading price of its common stock, and the Company disclosed that “there is no assurance” that it will be successful in its efforts to “renew, extend, or refinance” its debt or to raise additional capital and, that if it is not successful, its liquidity “will be significantly adversely impacted.”  Further, as indicated in its description of outstanding indebtedness maturing in the near term, the Company disclosed the status of discussions with its lenders as well as the potential adverse impact of its debt level and debt service requirements on its operations.
          The Company would also note the following disclosure contained on pages 27 and 28 of the Risk Factors section of its Form 10-K:
“Our business plans historically have depended on our ability to sell or borrow against our notes receivable to support our liquidity and profitability.
We offer financing of up to 90% of the purchase price to purchasers of our VOIs and homesites. Approximately 95% of our VOI customers and approximately 1% of our homesite customers utilized our in-house financing during the year ended December 31, 2008. However, we incur selling, marketing and administrative cash expenditures prior to and concurrent with the sale. These costs generally exceed the down payment we receive at the time of the sale. Accordingly, our ability to borrow against or sell the notes receivable we receive from our customers has been a critical factor in our continued liquidity. We have also been a party to a number of customary securitization-type transactions under which we sell receivables to a wholly-owned special purpose entity which, in turn, sells the receivables to a trust established for the transaction. We typically recognized gains on the sale of receivables and such gains have comprised a significant portion of our income. In 2008, the markets for notes receivable facilities and receivable securitization transactions were negatively impacted by problems in the residential mortgage markets and credit markets in general and an associated reduction in liquidity which resulted in reduced availability of financing and less favorable pricing. If our pledged receivables facilities terminate or expire and we are unable to replace them with comparable facilities, or if we are unable to continue to participate in securitization-type transactions on acceptable terms, our liquidity, cash flow, and profitability would be materially and adversely affected. If any of our current facilities terminate or expire, there is no assurance that we

Mr. Jorge Bonilla
May 22, 2009

will be able to negotiate the pledge or sale of our notes receivable at favorable rates, or at all.
Historically, we depend on additional funding to finance our operations. The material deterioration in the credit markets has had and could continue to adversely affect our liquidity and earnings.
We anticipate that we will finance our future business activities, in whole or in part, with indebtedness that we obtain pursuant to additional borrowings under our existing credit facilities, under credit facilities that we may obtain in the future, under securitizations in which we may participate in the future or pursuant to other borrowing arrangements. However, we cannot assure you that we will be able to obtain sufficient external sources of liquidity on attractive terms, or at all. Moreover, we are, and will be, required to seek continued external sources of liquidity to:
•	support our operations;

•	finance the acquisition and development of VOI inventory and residential land;

•	finance a substantial percentage of our sales; and

•	satisfy our debt and other obligations.
Our ability to service or to refinance our indebtedness or to obtain additional financing (including our ability to consummate future notes receivable securitizations) depends on the credit markets and on our future performance, which is subject to a number of factors, including our business, results of operations, leverage, financial condition and business prospects, prevailing interest rates, general economic conditions and perceptions about the residential land and vacation ownership industries.
In recent months, there have been unprecedented disruptions in the credit markets, which has made obtaining additional and replacement external sources of liquidity more difficult and more costly. The term securitization market has been virtually non-existent, and, as a result, financial institutions are reluctant to enter into new credit facilities for the purpose of providing financing on consumer receivables. Several lenders to the timeshare industry have announced that they will be either be exiting the finance business or will not be entering into new financing commitments for the foreseeable future, including certain of our lenders, such as Textron Financial Corporation, although such lenders continue to honor existing commitments. In addition, financing for real estate acquisition and development and the capital markets for corporate debt have been generally unavailable.

Mr. Jorge Bonilla
May 22, 2009

We have approximately $100 million of indebtedness which becomes due during 2009. Historically, much of this debt has been renewed or refinanced in the ordinary course of business; however, if we are unable to renew, extend or refinance this debt our liquidity would be adversely impacted.”
          The Company believes that, as required by Item 303(a)(1) of Regulation S-K, the Company has appropriately disclosed the trends and uncertainties that the Company believes are likely to impact the Company’s liquidity in the foreseeable future. The Company further believes that this disclosure appropriately addresses and discusses the fact that the Company has a significant amount of maturing debt, that the securitization markets are not currently available and that the Company is seeking alternative funding sources, as well as the risk that the Company may not be successful in its efforts to obtain alternative funding sources if required and, if such efforts are not successful, the Company’s liquidity will be materially adversely impacted.
5. Please consider expanding your disclosure regarding the credit and liquidity risks you may face related to the collectability of your receivables and customer financing activities. Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure.
          The Company acknowledges the Staff’s comments with respect to the Company’s disclosure regarding the credit and liquidity risks that it faces related to the collectability of its notes receivable. The Company believes that these risks are among the material risks that it faces and, accordingly, has disclosed the nature and potential consequences of these risks in what the Company believes is sufficient and appropriate detail throughout its Form 10-K. Specifically, the Company respectfully refers the Staff to the following discussions contained in the Form 10-K.
The Risk Factors section of the Form 10-K, pages 26-27:
“We would incur substantial losses if the customers we finance default on their obligations.
Historically, we have not performed credit checks and only recently have begun obtaining FICO® scores of the purchasers of our VOIs at the time of sale in connection with our financing of their purchases. From time to time we obtained FICO® scores on the overall VOI portfolio originated by us and are aware that a significant portion of the vacation ownership customers we financed are considered “sub-prime borrowers.” Based on a review conducted in October 2008, approximately 30.4% of VOI borrowers in our serviced loan portfolio had a FICO® score below 620. Effective December 15, 2008, we implemented a formal FICO® score based credit underwriting program. Conditions in the mortgage industry, including both credit sources as well as borrowers’ financial profiles, have been deteriorating. If default rates for our borrowers were to rise

Mr. Jorge Bonilla
May 22, 2009

further, it may require an increase in the provision for loan losses and an impairment of the value of our retained interests in notes receivable sold. In addition, it may cause buyers of, or lenders whose loans are secured by, our VOI notes receivable to reduce the amount of availability under receivables purchase and credit facilities, or to increase the interest costs associated with such facilities. In such an event, the cost of financing may increase and we may not be able to secure financing on terms acceptable to us, if at all, which would adversely affect our earnings, financial position and liquidity.
As of December 31, 2008, approximately 5.7% of our vacation ownership receivables and approximately 10.7% of residential land receivables which we held or which third parties held under sales transactions were more than 30 days past due. Although in many cases we may have recourse against a buyer for the unpaid purchase price, certain states have laws that limit our ability to recover personal judgments against customers who have defaulted on their loans or the cost of doing so may not be justified. Historically, we have generally not pursued such recourse against our customers. In the case of our VOI receivables, if we are unable to collect the defaulted amount, we traditionally have terminated the customer’s interest in the Bluegreen Vacation Club and then remarketed the recovered VOI. Irrespective of our remedy in the event of a default, we cannot recover the marketing, selling and administrative costs associated with the original sale, and we would have to incur such costs again to resell the VOI or homesite.
Under the terms of our pledged and receivable sale facilities, we may be required, under certain circumstances, to replace receivables or to pay down the loan to within permitted loan-to-value ratios. Additionally, the terms of our securitization-type transactions i.) require us to repurchase or replace loans if we breach any of the representations and warranties we made at the time we sold the receivables and ii.) include provisions that in the event of defaults by customers in excess of stated thresholds would require substantially all of our cash flows from our retained interest in the receivable portfolios sold to be paid to the parties who purchased the receivables from us.
Further, if defaults and other performance criteria adversely differ from estimates used to value our retained interests in notes receivable sold in the securitization transactions, we may be required to write down these assets, which could have a material adverse effect on our results of operations. Accordingly, we bear some risks of delinquencies and defaults by buyers who finance the purchase of their VOIs or residential land through us, regardless of whether or not we sell or pledge the buyer’s loan to a third party.”

Mr. Jorge Bonilla
May 22, 2009

          The Liquidity and Capital Resources subsection of the Management’s Discussion and Analysis and Financial Condition and Results of Operations section of the Form 10-K, page 59:
“Historically, we have been a party to a number of securitization-type transactions, all of which in our opinion utilize customary structures and terms for transactions of this type. In each securitization-type transaction, we sold receivables to a wholly-owned special purpose entity which, in turn, sold the receivables either directly to third parties or to a trust established for the transaction. In each transaction, the receivables were sold on a non-recourse basis (except for breaches of certain representations and warranties) and the special purpose entity retained residual interest in the receivables sold. We have acted as servicer of the receivables pools in each transaction for a fee, with the servicing obligations specified under the applicable transaction documents. Under the terms of the applicable transaction documents, the cash payments received from obligors on the receivables sold are distributed to the investors (which, depending on the transaction, may acquire the receivables directly or purchase an interest in, or make loans secured by the receivables to, a trust that owns the receivables), parties providing services in connection with the facility, and our special purpose subsidiary as the holder of the retained interest in the receivables according to specified formulas. In general, available funds are applied monthly to pay fees to service providers, make interest and principal payments to investors, fund required reserves, if any, and pay distributions in respect of the retained interests in the receivables. Pursuant to the terms of the transaction documents; however, to the extent the portfolio of receivables fails to satisfy specified performance criteria (as may occur due to an increase in default rates or loan loss severity) or other trigger events, the funds received from obligors are distributed on an accelerated basis to investors. In effect, during a period in which the accelerated payment formula is applicable, funds go to outside investors until they receive the full amount owed to them and only then are payments made to our subsidiary in its capacity as the holder of the retained interests. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured. If the accelerated payment formula were to become applicable, the cash flow on the retained interests in the receivables would be reduced until the outside investors were paid or the regular payment formula was resumed. Such a reduction in cash flow could cause a decline in the fair value of our retained interests in the receivables sold. Declines in fair value that are determined to be other than temporary are charged to operations in the current period. In each facility, the failure of the pool of receivables to comply with specified portfolio covenants can create a trigger event, which results in the use of the accelerated payment formula (in certain circumstances until the trigger event is cured and in other circumstances permanently) and, to the extent there was any remaining commitment to purchase receivables from our special purpose subsidiary, the suspension or termination of that commitment. In addition, in each securitization-

Mr. Jorge Bonilla
May 22, 2009

type facility, certain breaches of our obligations as servicer or other events allow the indenture trustee to cause the servicing to be transferred to a substitute third party servicer. In that case, our obligation to service the receivables would terminate and we would cease to receive a servicing fee.”
Financial Statements and Notes
Note 1 – Significant Accounting Policies
Revenue Recognition and Contracts Receivable, page 74
6. We note that VOIs in your resorts typically entitle the buyer to use resort accommodations through an allotment of “points” as part of your Bluegreen Vacation Club. Please tell us and consider disclosing how you considered paragraph 57 of SOP 04-2 in assessing whether your operation of this vacation club constituted continuing involvement and its impact on your revenue recognition.
          The Company acknowledges the Staff’s comment with respect to the Bluegreen Vacation Club and the Company’s assessment of whether any services that it provides to the Bluegreen Vacation Club constitute continuing involvement and its impact on the Company’s revenue recognition, as referenced in paragraph 57 of SOP 04-2. The Bluegreen Vacation Club, which is a third-party not-for-profit corporation, provides for its members to use their points, through a reservation system, for accommodations in the Bluegreen Vacation Club or, at the discretion of its members, for various third party services such as, among other things, cruises and hotel stays. The Company has an arrangement with the Bluegreen Vacation Club to provide management and reservation services. The Company’s compensation for these services is based upon a contractual cost-plus-management fee formula. During 2008, the Company’s fee for providing these services to the Bluegreen Vacation Club totaled $13.6 million, producing a profit of approximately 9% (computed as a percent of underlying operating costs). The Company believes that its profit represents a return consistent with industry practices.
          The Company will consider the disclosure of its consideration of paragraph 57 of SOP 04-2 in future periods should amounts become significant.
Note 6 – Sales of Notes Receivable, pages 83-85
7. We note from the information on page 26 that the company may be required to repurchase loans that they have securitized if certain representation and warranties have been breached. Please tell us what the company’s accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation. Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the

Mr. Jorge Bonilla
May 22, 2009

company was required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired.
          The repurchase liability created under provisions relating to the Company’s breaches of representation and warranties has not been significant to previous or current financial results. The Company has historically provided representations and warranties to purchasers and noteholders (among other transaction parties) in its notes receivable purchase facilities and securitization transactions.  Examples of these representations and warranties generally include, but are not limited to, the following:  (a) the notes receivable must meet specified eligibility requirements at the time of sale; (b) the Company, as Servicer, as of the closing date, is in compliance with various regulatory requirements; and (c) the Company, as Seller and Servicer, is authorized to execute the transaction documents. No repurchases or substitutions are required on defaults. Historically, the Company’s performance under these representations and warranties has been limited to replacing or repurchasing notes receivable that did not qualify for inclusion into the facilities due to the ineligibility of certain receivables having been discovered after the date of the transaction.  In exchange for replacing or repurchasing the notes receivable, the Company may obtain a receivable which is performing but has certain documentation deficiencies requiring remediation. During the period from December 2002 through March 2008, the Company sold or transferred in these transactions $1.2 billion of notes receivable, and the Company notes that, during the period from January 2006 through April 2009, the Company has only been required to reacquire or replace notes receivable under these provisions totaling approximately $4.8 million (or 0.4% of the $1.2 billion total). The Company would also note that it has not experienced an increase in recent repurchase/replacement requests. The Company’s accounting policy is to consider if such potential repurchases would be significant for consideration in the gain on sale and/or should be reserved in determining its initial accounting for the securitization transaction, any subsequent gain on sale and any subsequent increase in the liability under FAS 5.  To date, such activity has been determined to not be significant to the Company’s financial statements.   Due in part to the credit enhancement factors that exist in these transactions and the overall performance of the receivables securing these transactions, the Company does not believe that any purchasers or noteholders have experienced a loss of contractually due principal or interest. Furthermore, the Company has not received any indication that any of the purchasers or noteholders believe the Company is not in compliance with its representations and warranties.
Exhibits
8. We note your disclosure of several joint venture arrangements related to resort sharing and/or development projects throughout your filing. It appears that the successful marketing of your business may be dependent on these contracts. Please tell us why you have not filed your joint venture agreements as exhibits to your Form 10-K, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
          The Company currently has two joint ventures with third parties. The first joint venture discussed in the Form 10-K is the Bluegreen/Big Cedar Vacations joint venture with Bass Pro. This joint venture is a non-wholly owned subsidiary that is consolidated with the Company and is material to the Company’s results of operations and financial condition. Although the

Mr. Jorge Bonilla
May 22, 2009

Company does not believe that the successful marketing of its products is dependent on the Bluegreen/Big Cedar Vacations joint venture, the Company agrees with the Staff that this is a material joint venture. Accordingly, all Bluegreen/Big Cedar Vacations joint venture agreements and amendments have always been included as exhibits to the Company’s annual, quarterly and current filings with the Commission, as applicable.
          The second joint venture discussed in the Form 10-K is the Company’s Select Connections joint venture with Shell Vacation Club, which is not consolidated with the Company. The Shell Vacation Club joint venture does not have a material impact on the Company’s results of operations and financial condition and, accordingly, the Company has not filed, and does not believe that it is required to file, the related joint venture agreement with the Commission. The Company discusses certain of the terms of the Select Connections joint venture in the Form 10-K solely to describe the flexibility and diversity of the Company’s products.
          To appropriately clarify the nature of the Select Connections joint venture, in future Form 10-Ks, the Company will include its discussion of such joint venture within the Company Products and Services subsection of the Business section, and the Company will remove any discussion of the joint venture from the Financial Statements and Supplementary Data section until such time, if any, that the joint venture becomes material to the Company’s results of operations and financial condition.
Preliminary Proxy Statement on Schedule 14A filed on April 15, 2009
Compensation Discussion and Analysis
Compensation of Our Named Executive Officers, page 13
9. We note that the compensation committee examines relevant market data when making compensation decisions for your named executive officers. Item 402(b)(2)(xiv) of Regulation S-K requires you to identify any benchmarks and its components. Please identify the companies to which you compared yourself, how they are selected, the compensation components benchmarked and where your actual compensation falls within targeted parameters. To the extent actual compensation was outside targeted parameters, please include an explanation of the reasons for this. Please provide this disclosure in future filings and tell us how you intend to comply.
Base Salary, page 13
10. Please expand your disclosure regarding the specific individual objectives that the compensation committee considered in determining annual salary decisions. Describe each objective, explain how it is measured, disclose the actual performance of each executive for each objective considered and disclose how it impacted the salary awarded. Please refer to

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May 22, 2009

Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.
Cash Bonus, page 14
11. Please disclose the divisional and company-wide annual financial performance objectives for each named executive officer and how such targets were weighted when determining their bonus payments and how they compared to actual results. Please also revise your disclosure to include a more in-depth discussion of the committee’s “subjective evaluation” of the individual factors that you disclose and how those individual factors impacted the amounts awarded. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.
Long-Term Equity Incentive Compensation, page 14
12. Please provide an analysis of how the compensation committee determined the amount of stock awards granted to each of the named executive officers in 2008. Please provide this disclosure in future filings and tell us how you plan to comply.
          In response to comments 9-12 of your letter, the Company proposes to include the Compensation Discussion and Analysis attached as Exhibit A hereto in the Company’s Definitive Proxy Statement on Schedule 14A or, if the Commission so requires, in an amendment to the Company’s Preliminary Proxy Statement on Schedule 14A. The attached Compensation Discussion and Analysis has been revised from the version included in the Company’s Preliminary Proxy Statement on Schedule 14A in order to address your comments.
Proposal to Amend Our Restated Articles of Organization, page 26
13. Please disclose the proposed increase to the number of shares of common stock authorized by the charter in this section and elsewhere in the proxy statement as applicable. Refer to Item 11(a) of Schedule 14A. Please also disclose the total number of shares of common stock reserved for issuance upon the exercise of outstanding stock options. Please disclose these amounts in your response and confirm that you will amend the preliminary proxy to reflect these figures.
          The proposed amendment to the Company’s Restated Articles of Organization, if approved by the Company’s shareholders, would increase the number of authorized shares of the Company’s common stock from 90,000,000 shares to 140,000,000 shares. As of April 2, 2009, 32,477,220 shares of the Company’s common stock were outstanding and an additional 2,709,000 shares of the Company’s common stock were reserved for issuance upon the exercise of outstanding stock options. The Company will disclose these amounts as of the new record date for the Company’s 2009 Annual Meeting of Shareholders in its Definitive Proxy Statement

Mr. Jorge Bonilla
May 22, 2009

on Schedule 14A or, if the Commission so requires, in an amendment to the Company’s Preliminary Proxy Statement on Schedule 14A.
Proposal to Amend Our 2008 Stock Incentive Plan, page 27
General
14. Please disclose the total number of shares of common stock currently available for grant under the stock incentive plan. Please also disclose the amount of total shares that will be available for grant as proposed by your plan amendment, including the increase to the number of shares of restricted stock and the number of shares underlying stock options which may be granted during any calendar year to covered employees. Please disclose these amounts in your response and confirm that you will amend the preliminary proxy to reflect these figures.
          As of April 2, 2009, 2,076,199 shares of the Company’s common stock remained available for grant under the Company’s 2008 Stock Incentive Plan (the “Plan”). The proposed amendment to the Plan, if approved by the Company’s shareholders, would, among other things, increase the aggregate number of shares available for grant under the Plan, as well as the number of shares of restricted stock and the number of shares underlying stock options which may be granted during any calendar year to covered employees of the Company, to 10,000,000 shares. The Company will disclose these amounts as of the new record date for the Company’s 2009 Annual Meeting of Shareholders in its Definitive Proxy Statement on Schedule 14A or, if the Commission so requires, in an amendment to the Company’s Preliminary Proxy Statement on Schedule 14A.
          The Company would note that, with respect to comments 13 and 14 of your letter, the trading price of the Company’s common stock had fallen to $2.22 per share as of May 15, 2009 from $7.50 per share as of May 15, 2008. Based on such decline, the Company’s Board of Directors thought it would be appropriate to increase the number of authorized shares under the Company’s Restated Articles of Organization and increase the number of shares available for grant under the Plan, and seek shareholder approval of these share increases, in the event the Company’s Board of Directors subsequently makes a determination to seek to raise additional capital.
          In connection with this response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jorge Bonilla
May 22, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (561) 912-8270.
          Thank you for your assistance.

Sincerely,
/s/ Anthony M. Puleo
Anthony M. Puleo,
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT A
COMPENSATION DISCUSSION AND ANALYSIS
Overview of Compensation Program
     Our Compensation Committee (sometimes referred to within this section as the “Committee”) reviews and determines the compensation of our Named Executive Officers (those individuals named below), administers our equity incentive plans (including reviewing and approving grants to our Named Executive Officers), makes recommendations to shareholders with respect to proposals related to compensation matters and generally consults with management regarding employee compensation programs.
     The Compensation Committee’s charter reflects these responsibilities, and the Compensation Committee and the Board periodically review and, if appropriate, revise the charter. The Board determines the Compensation Committee’s membership, which is composed entirely of independent directors. The Compensation Committee meets at regularly scheduled times during the year, and it may also hold specially scheduled meetings and take action by written consent. At Board meetings, the Chairman of the Compensation Committee reports on Compensation Committee actions and recommendations, with all discussions of compensation occurring in executive sessions of the Board.
     Pursuant to its authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee, the Compensation Committee engaged the services of third party consultants, including Mercer Human Resource Consulting (“Mercer”) and Johnson Associates, Inc. (“Johnson”), to meet with and advise the Compensation Committee with respect to evaluating the competitiveness of our compensation program for our Named Executive Officers and programs aimed at aligning executive compensation with our performance and shareholders’ interests.
     Our Named Executive Officers are the following individuals:

Name	Position
John M. Maloney, Jr.	President and Chief Executive Officer

Daniel C. Koscher	Senior Vice President; President and Chief Executive Officer of Bluegreen Communities

Anthony M. Puleo	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

David L. Pontius	Senior Vice President; President of Bluegreen Management Services

David Bidgood	Senior Vice President; Executive Vice President of Sales & Marketing of Bluegreen Resorts

Compensation Components and Alignment to Compensation Goals
     For 2008, the compensation received by our Named Executive Officers consisted of a base salary, a cash bonus (except for Mr. Maloney who did not receive a cash bonus during 2008), restricted stock and stock option awards, and health and welfare benefits. The Committee believes that the compensation program for our Named Executive Officers is appropriately based upon our performance, the performance and level of responsibility of the Named Executive Officers, and data regarding the compensation levels paid to comparable executives at comparable companies.
     The Committee’s goal in designing the compensation package for our Named Executive Officers is to attract and retain key talent, and align compensation with the Company’s short-term and long term goals. From time to time, the Committee has also examined market data regarding the compensation levels paid to comparable executives at comparable companies in an effort to appropriately align the Company’s executive compensation program with the compensation programs of comparable companies.
Attraction and Retention of Key Talent
     The compensation package seeks to retain key executives by offering:
•	competitive cash compensation, consisting of base salary and bonus opportunity, which are consistent with those offered in the marketplace for executives in similar positions or responsibilities,

•	a package of competitive benefits, and

•	a competitive stock-based compensation program.
Alignment of Compensation with Company Goals
     The Committee seeks to align compensation with the Company’s short-term and long-term goals through:
•	emphasis on corporate performance goals,

•	stock-based compensation grants to incentivize efforts which improve share price, and

•	stock-based grants and bonuses linked to Company performance goals.
     The Company recognizes that the market price of the Company’s Common Stock is influenced by many economic factors, including the overall state of the economy, the real estate market, and the credit environment, all of which are largely outside of the control of the Company and its management. In recognition of this fact, the Company grants stock options and restricted stock in its effort to align the interests of management with the interest of shareholders and may rely on discretionary bonuses when appropriate to compensate executive management.
Analysis of Market Data
     During 2007, the Compensation Committee engaged Mercer to conduct a review of the compensation program for the Chief Executive Officer and the other Named Executive Officers. Mercer provided the Compensation Committee with reports, studies and relevant market data as well as alternatives to consider when making compensation decisions for the Chief Executive Officer and in connection with acting on the recommendations made by the Chief Executive Officer with respect to the compensation of the other Named Executive Officers. As part of its review, Mercer presented the Compensation Committee with an overview of the competitiveness of the Company’s executive compensation program compared to the executive compensation programs of the following companies:

Avatar Holdings, Inc.	California Coastal Communities, Inc.	HomeFed Corporation
Intrawest Corp.	Woodbridge Holdings Corporation	Marcus Corporation
Silverleaf Resorts, Inc.	The St. Joe Company	Sunterra Corporation
Vail Resorts, Inc.	Wyndham Worldwide Corporation
These companies were chosen by Mercer and approved by management as appropriate companies for comparison based on the fact that they are all publicly-traded companies engaged in the hospitality industry and are generally of similar size and complexity. Each Named Executive Officer’s base salary, total cash compensation (including cash bonuses payable under the Company’s annual incentive program), long-term incentive compensation and total compensation were compared with available 2007 data. In the aggregate, the Named Executive Officers’ compensation fell within the following ranges with respect to the companies listed above.

Base Salary	25% - 50%
Total Cash Compensation (Including Bonuses under Annual Incentive Program)	75%
Long-term Incentive Compensation	25%
Total Compensation	50% - 75%
     The Compensation Committee did not perform a competitive analysis during 2008 with respect to the Company’s compensation package considered as a whole and, as described below, no material changes were made to the Named Executive Officers’ base salaries in 2008 or 2009. However, as described below under “Long-Term Equity Incentive Compensation,” during 2008, Johnson advised the Compensation Committee with respect to the Company’s long-term equity incentive compensation program, which included a comparison against the long-term equity incentive compensation programs of comparable companies.
Role of Executive Officers in Compensation Decisions
     The Compensation Committee made all compensation decisions, including those with respect to equity awards, for each of the Named Executive Officers, and approved recommendations regarding equity awards to all of our employees. The Chief Executive Officer annually reviews the performance of each of the Named Executive Officers (other than the Chief Executive Officer, whose performance is reviewed by the Compensation Committee). The conclusions reached and recommendations made based on these reviews, including those with respect to setting and adjusting base salary, annual cash incentive awards and bonuses and stock-based awards, are presented to the Compensation Committee. The Compensation Committee can exercise its discretion in modifying upward or downward any recommended amounts or awards. In 2008, the Compensation Committee accepted without modification the recommendations of the Chief Executive Officer.

Compensation of Our Named Executives Officers
Base Salary
     The Company believes it is essential to provide the Named Executive Officers with competitive base salaries that will enable the Company to continue to attract and retain qualified senior executives from the hospitality industry. Base salary generally accounts for a significant portion of the total compensation paid to the Named Executive Officers.
     As described above, in setting base salaries, the Compensation Committee periodically examines market compensation levels and trends observed in the market for executives of comparable experience and skills and uses such market information as an initial frame of reference for establishing and adjusting base salaries. Base salary amounts are also generally determined based on the level of responsibility and the complexity of the job function for each individual position. The Compensation Committee also makes base salary decisions for the Named Executive Officers (other than the Chief Executive Officer) based on recommendations from the Chief Executive Officer, which includes a formal performance review of each Named Executive Officer. These reviews include considerations relating to each Named Executive Officer’s efforts with respect to individual objectives set for him at the beginning of the year.
     With respect to base salary decisions for the Chief Executive Officer, the Compensation Committee made an assessment of Mr. Maloney’s past contributions and its expectations as to his future contributions to us as Chief Executive Officer. Its considerations included (i) his role in identifying future market trends and opportunities, (ii) his role in developing and implementing the short- and long-term strategic business plans, goals and objectives for the Company and his ability to implement activities in furtherance of, and create effective processes and infrastructure to support. such plans, goals and objectives, (iii) his communication of the Company’s vision, mission and values to executive management, (iv) his ability to expand the Company’s revenue base through increased membership and investment, and his role in managing overall Company results, (v) his efforts with respect to the Company’s competitiveness and innovation and (vi) his overall responsibility for fiscal matters and corporate budget planning.
     With respect to Mr. Koscher, considerations included (i) his role in developing and implementing the business strategies for Bluegreen Communities, (ii) his efforts with respect to the restructuring of Bluegreen Communities to conserve cash and reduce overhead, (iii) his role in transforming the selling and marketing strategy of Bluegreen Communities to achieve efficiencies, (iv) his direction of the activities of Bluegreen Communities’ senior management in the development and administration of comprehensive inventory plans with a goal of maintaining a coordinated and financially sound approach to acquisition and sales activities in the division and (v) his oversight of the implementation of operational systems, including cash management, accounts payable and other procedures, to coordinate various aspects of operations.
     With respect to Mr. Puleo, considerations included (i) his role in developing the Company’s short- and long-term financial business plan, including establishing Company-wide financial objectives, policies, programs and practices, (ii) his oversight of the Company’s cash flow and ability to maintain adequate sources for borrowings, including his efforts to (a) manage the Company’s cash position in light of the current economic downturn and deterioration of the credit markets in an effort to ensure that sufficient cash is available to the Company to meet its corporate obligations, (b) manage and strengthen the Company’s relationships with existing lenders, (c) negotiate with existing lenders to renew, modify or revise the Company’s existing credit facilities and (d) negotiate with potential new lenders and/or identify new sources of capital for the Company, (iii) his oversight of the Company’s financial records, equity compensation plans and investor relations, (iv) his role in the preparation of the Company’s required financial reports, SEC filings, press releases and other public communications, (v) his efforts with respect to the market for the Company’s securities and (vi) his role in the restructuring of the Company’s consolidated operations to conserve cash and reduce overhead.
     With respect to Mr. Pontius, considerations included (i) his ability to identify market trends and opportunities, (ii) his role in developing and implementing the short- and long-term business plan for Bluegreen Resorts, (iii) his role in the development of products, services, technologies and processes and (iv) his oversight of the activities of the senior management of Bluegreen Resorts in the development and administration of a comprehensive strategic plan.
     With respect to Mr. Bidgood, considerations included (i) his identification of opportunities for business strategies and directions, (ii) his role in developing and implementing the short- and long-term business plan for Bluegreen Resorts, (iii) his role in implementing and executing Bluegreen Resorts’ sales and marketing policies and practices and (iv) his efforts to develop products, services, technologies and processes.
     The objectives described above are not quantified, ranked or otherwise assigned relative weights with respect to the determination of each Named Executive Officer’s base salary. Rather, the Chief Executive Officer and the Compensation Committee make base salary recommendations and determinations, respectively, based on their consideration of all of the objectives considered as a whole.
     The base salaries of our Named Executive Officers for 2008 did not change from their 2007 levels. In addition, while the Committee recognized the Named Executive Officers’ efforts and achievements with respect to the individual objectives set for them, based on current economic conditions, the Committee decided not to grant any base salary increases for 2009. As a result, the base salaries which have been established by the Committee for the Named Executive Officers for 2009 were not changed from their 2008 levels, except for the base salary of Mr. Pontius, which was reduced from $500,000 in 2008 to $450,000 in 2009 as a result of his reassignment from President of Bluegreen Resorts to President of Bluegreen Management Services.
Cash Bonus
     As described above, the Compensation Committee attempts to structure the compensation program for our Named Executive Officers with the goal of motivating them to achieve our business objectives and to reward them upon achievement of those objectives. In furtherance of that goal, the Company has an annual incentive program, which is a cash bonus plan that includes elements tied to the achievement of pre-established divisional and Company-wide annual financial performance objectives. These objectives are established each year during our annual budget process and are intended to promote growth and profitability of the Company. The portion of an executive officer’s cash bonus under our annual incentive program that is related to financial performance objectives varies based upon the impact that the Compensation Committee believes he or she has on the overall corporate and divisional financial performance. Each executive officer’s bonus is intended to take into account corporate and individual components, which are weighted according to the executive officer’s responsibilities. The financial performance objectives generally include earnings per share and field operating profit (by division) targets. Specifically, during 2008, the Named Executive Officers (other than Mr. Maloney, who was only eligible to receive a discretionary bonus under the annual incentive program) were eligible to receive bonuses under the formula-based component of the Company’s annual incentive program as follows:

Mr. Koscher	Bonus payable based on Bluegreen Communities’ field operating profit for 2008 compared to budget, with a targeted bonus of $600,000

Mr. Puleo	Bonus payable based on the Company’s earnings per share for 2008 compared to budget, with a targeted bonus of $225,000

Mr. Pontius	Bonus payable based on Bluegreen Resorts’ field operating profit for 2008 compared to budget, with a targeted bonus of $500,000 and a maximum bonus of $750,000

Mr. Bidgood	Bonus payable based on the timeshare sales and field operating profit generated for regions over which he had responsibility during 2008 compared to budget, with a targeted bonus of $600,000
     Based on these performance objectives and the actual results of the Company and its divisions during 2008, Messrs. Pontius and Bidgood were paid bonuses of $503,277 and $751,182, respectively, under the formula-based component of the Company’s annual incentive program. Messrs. Koscher and Puleo did not receive bonuses under the formula-based component of the Company’s annual incentive program as the performance objectives set for them were not achieved during 2008.
     The Company’s annual incentive program also includes a discretionary element pursuant to which bonuses are tied to a subjective evaluation of overall performance in areas outside those that can be objectively measured from financial results. The Compensation Committee believes that this discretionary element provides incentives for individual performance independent of the Company’s financial performance. The components of the subjective evaluation generally include the Named Executive Officer’s efforts with respect to creating long-term opportunities for us, generating liquidity for our operations and improving our products and services. In addition, in making discretionary bonus decisions, the Compensation Committee reviews the specific efforts of the Named Executive Officers and considers whether the goals of the executive, notwithstanding his efforts, were adversely affected by factors which he could not control or materially influence. The Committee also discusses the impact of the performance of one division on the second and how executives whose bonuses are tied to both divisions should be determined in light of current real estate market conditions and other factors which are largely outside of the executive’s control.
     In 2008, Messrs. Koscher and Puleo were paid discretionary bonuses of $50,000 and $175,000, respectively, based on the recommendations of the Chief Executive Officer and the Committee’s view of their substantial efforts and contributions to the Company during the year. Specifically, in awarding the discretionary bonus to Mr. Koscher, the Committee recognized his role in completing an in-depth restructuring of the Bluegreen Communities division to conserve cash and reduce overhead as well as his role in transforming the selling and marketing strategy of the Bluegreen Communities division to achieve efficiencies. In addition, in awarding the discretionary bonus to Mr. Puleo, the Committee recognized (i) his management of the Company’s cash position in light of the current economic downturn and deterioration of the credit markets in an effort to ensure that sufficient cash is available to the Company to meet its corporate obligations, (ii) his efforts to actively manage and strengthen the Company’s relationships with existing lenders, (iii) his role in successfully initiating negotiations with existing lenders to renew, modify or revise the Company’s existing credit facilities, (iii) his role in successfully initiating negotiations with potential new lenders and his efforts with respect to finding new sources of capital for the Company and (iv) his role in the completion of an in-depth restructuring of the Company’s consolidated operations to conserve cash and reduce overhead.
     Mr. Maloney was also eligible to receive a discretionary bonus of up to 125% of his base salary during 2008. While the Committee recognized Mr. Maloney’s leadership of the Company during this challenging economic time, based on current economic conditions, the Committee decided not to award Mr. Maloney a discretionary cash bonus during 2008.
Long-Term Equity Incentive Compensation
     Our long-term equity incentive compensation program was designed to provide an opportunity for the Named Executive Officers, and our other employees, to increase their stake in the Company through grants of restricted shares of our Common Stock or options to purchase shares of our Common Stock. This program is aimed towards encouraging executive officers to focus on our long-term performance by aligning their interests with those of our shareholders, because the ultimate value of such compensation is directly dependent on the stock price. The Compensation Committee believes that providing our Named Executive Officers and others with opportunities to acquire an interest in our growth and prosperity through the grant of restricted shares or stock options is an important factor in our ability to attract and retain qualified and experienced executive officers.
     The Compensation Committee’s grant of restricted shares and stock options to our Named Executive Officers is based on an assessment of the individual’s contribution to our success and growth. Generally speaking, the long-term equity incentive compensation of our Named Executive Officers is linked to year-over-year growth in earnings (earnings per share and/or segment results). Decisions by the Compensation Committee regarding grants of restricted shares and stock options to executive officers, including the Named Executive Officers, are generally made based upon the recommendation of the Chief Executive Officer (other than with respect to decisions regarding equity-based compensation to be granted to the Chief Executive Officer), the level of the executive officer’s position with us, an evaluation of the executive officer’s past and expected future performance, the number of restricted shares and stock options previously granted to and currently held by the executive officer, and discussions with the executive officer.
     In 2008, the Compensation Committee engaged Johnson to review, and advise the Compensation Committee with respect to, the Company’s long-term incentive compensation program. As part of its review, Johnson considered the Company’s long-term equity incentive compensation program with the long-term equity incentive compensation programs of the following companies, which were chosen by Johnson based on such companies’ participation in the timeshare and hospitality industry:

WCI Communities, Inc.	Starwood Hotels & Resorts Worldwide, Inc.	Vail Resorts, Inc.
ILX Resorts Incorporated	Choice Hotels International, Inc.	The St. Joe Company
Silverleaf Resorts, Inc.	Marriott International, Inc.	Avatar Holdings, Inc.
Wyndham Worldwide Corporation	DiamondRock Hospitality Company
     The Compensation Committee considered, in addition to the factors described above, the results of Johnson’s review in determining the amount of restricted shares and stock options granted to each Named Executive Officer during 2008. Specifically, as recommended by Johnson, the Compensation Committee considered the fact that the awards granted in 2008 were anticipated to be in lieu of any additional award grants for at least three years and will cliff-vest, all at one time, five years after the date of grant, or earlier upon a change of control of the Company. The Compensation Committee also considered that the stock options contained exercise prices which were greater than the then-current trading price of the Company’s Common Stock. The Compensation Committee believed that the granting of awards in a lump sum in advance and with cliff-vesting would incentivize the Named Executive Officers to stay with the Company for the full term of the awards and that the grant of stock options with an exercise price in excess of the then-current trading price of the Company’s Common Stock would provide a significant incentive to the Named Executive Officers to maximize earnings and work to improve the value of the Company’s Common Stock. The Compensation Committee also believed that the terms of such awards would position the Company to take advantage of strategic alternatives in the future which may maximize the value of the Company.
     The Compensation Committee is reviewing the terms of the 2008 grants in light of the changes in the Company’s business model and the trading price of its Common Stock as well as based on current economic conditions.
Internal Revenue Code Limits on Deductibility of Compensation
     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of the fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.
     The Compensation Committee believes that it is generally in our best interest to attempt to structure performance-based compensation, including restricted stock, stock options and cash bonuses, to executive officers who may be subject to Section 162(m) in a manner that satisfies the statute’s requirements for full tax deductibility for the compensation. In an effort to meet these objectives, we adopted the 2006 performance-based annual incentive program to provide performance based goals. The Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards when necessary to enable us to meet our overall objectives, even if we may not deduct all of the compensation. Based on the discretion the Compensation Committee has in making determinations with respect to cash bonuses, a portion of the compensation paid by us to our Named Executive Officers may not satisfy the requirements for deductibility under Section 162(m) in future years.

Employment Agreements
     In May 2002, we entered into an employment agreement with Mr. Koscher. The employment agreement had an initial term of one year with automatic one-year extensions unless terminated by either Mr. Koscher or us upon not less than 60 days notice prior to the end of the then-current term. The employment agreement provides that Mr. Koscher will receive a base salary (which was $400,000 in 2008), subject to annual increases at the discretion of the Compensation Committee, and certain other benefits and will be eligible to receive a cash bonus as determined by the Compensation Committee.
     In connection with the hiring of Mr. Pontius in April 2007, the Company agreed to pay Mr. Pontius a base salary of $500,000 (reduced to $450,000 in 2009 as a result of his change in position from President of Bluegreen Resorts to President of Bluegreen Management Services), subject to annual increases at the discretion of the Compensation Committee, and certain other benefits, as well as a bonus equal to 100% of base salary based upon achievement of targeted financial metrics, with a potential of up to 150% of base salary. In addition, in the event of Mr. Pontius’ termination by the Company without cause, Mr. Pontius will receive a severance payment in an amount equal to his then-current annual base salary plus a prorated bonus payment based on performance.